Cott Corporation
5519 W. Idlewild Avenue
Tampa, Florida 33634
Toll Free: 888-268-8872
Tel: 813-313-1800
Fax: 813-881-1914

Portions of this letter have been omitted based on a request for confidential treatment pursuant to 17 C.F.R. 200.83 submitted by Cott Corporation to the Division of Corporation Finance, and [***] denote such omissions. The omitted portions have been filed separately with the Commission.

January 12, 2016

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Tia L. Jenkins

Re: Cott Corporation

Form 10-K for the Fiscal Year Ended January 3, 2015

Filed March 4, 2015

Form 10-Q for the Fiscal Quarter ended October 3, 2015

Filed November 12, 2015

Form 8-K Filed October 28, 2015

File No. 001-31410

Dear Ms. Jenkins:

This letter is submitted on behalf of Cott Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated December 21, 2015, to Jerry Fowden, Chief Executive Officer of the Company. The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses.

Form 10-K for the Fiscal Year Ended January 3, 2015

General

1.	You stated in your letter to us dated July 6, 2012 that you sold, and expected to continue to sell, beverage concentrate in Sudan and Syria, which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 10-K does not include disclosure about contacts with those countries. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any products, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Confidential Treatment Requested by Cott Corporation

The Staff’s comments are noted. Consistent with the response set forth in the Company’s letter to the Staff dated July 6, 2012, the Company’s sales of beverage concentrate through the RCI business comply with applicable U.S. economic sanctions programs and export control laws and regulations implemented by the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC) and the U.S. Department of Commerce, Bureau of Industry and Security (BIS). The Company continues to have limited business contact with Syria and Sudan, primarily selling beverage concentrate to independent bottlers in those countries. The Company does not deal directly or indirectly with the governments of Sudan, Syria or to our knowledge entities they control. The Company does not own or operate any bottling plants in Syria or Sudan, it does not control, directly or indirectly, any entities in those countries, and it does not have any offices, employees or business assets in those countries.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria since the period covered by the referenced letter. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

The Staff’s comments are noted. The activities of the Company’s RCI business in Syria and Sudan are not material and do not constitute a material investment risk for the Company’s shareowners. Sales to Syria and Sudan are a very small percentage of the Company’s business:

•	In 2012, combined revenues to customers in Syria and Sudan were $[***], or approximately [***]% of the Company’s total revenue.

•	In 2013, combined revenues to customers in Syria and Sudan were $[***], or approximately [***]% of the Company’s total revenue.

•	In 2014, combined revenues to customers in Syria and Sudan were $[***], or approximately [***]% of the Company’s total revenue.

•	In the first nine months of 2015, the most recent interim period for which data is available, combined revenues to customers in Syria and Sudan were $[***], or approximately [***]% of the Company’s total revenue.

Given the insignificant amount of beverage concentrate sold, the Company does not believe that a reasonable investor would deem such sales into Syria and Sudan to be qualitatively important in making an investment decision or perceive any reasonable risk to our reputation or share value.

Confidential Treatment Requested by Cott Corporation

Item 8. Financial Statements and Supplementary Data, page 62

Note 7 – Income Tax (Benefit) Expense, page F-29

3.	We note that you recorded a significant decrease in your deferred tax valuation allowance resulting in a $23.2 million decrease in the provision for income taxes for the year ended January 3, 2015. Your disclosures indicate that you attributed the release of the valuation allowance to the anticipated timing of deferred tax asset and liability reversal in future periods as well as projections of future taxable income in the U.S. associated with the acquisition of DSS. Please provide an analysis of the material positive and negative factors that you considered when arriving at your conclusion about the realizability of your deferred tax assets. Specifically, please also address your consideration and weighting that you placed on the historical results of DSS in arriving at your conclusions. In this regard, we note that the financial statement of DSS Group, Inc. included in your Form 8-K filed on February 24, 2015 indicate that DSS has generated consecutive years of net losses prior to its acquisition. Refer to ASC 740-10-30-16 through 25 and ASC 805-740-30-3.

The Staff’s comments are noted. In the Company’s Form 10-K for the year ended January 3, 2015, the Company disclosed that it had released a valuation allowance of approximately $23.2 million related to its U.S. Federal deferred tax assets, which consisted primarily of net operating loss carryforwards.

In accordance with ASC 740-10-30-5e, the Company performed an analysis of its ability to realize the benefits of these deferred tax assets. With reference to applicable accounting literature and related guidance, the Company considered the weight of available evidence, both positive and negative, in determining the amount of valuation allowance to be recorded and/or released. The Company also referred to ASC 740-10-30-18, which describes the following sources of taxable income that must be considered when measuring the future realizability of deferred tax assets:

(1)	Future reversals of existing taxable temporary differences;

(2)	Future taxable income exclusive of reversing temporary differences;

(3)	Taxable income in prior carryback years; and

(4)	Tax planning strategies.

Additionally, the Company considered ASC 805-740-30-3, which states that if a combined entity expects to file a consolidated tax return, an acquirer may determine that as a result of the business combination its valuation for its deferred tax assets could be changed.

Prior to the Company’s acquisition of DSS Group, Inc. and Subsidiaries (the “DSS Group”), the Company had U.S. cumulative losses for the 2014 year and two prior years. The Company was not considering a strategy that would utilize its tax attributes, nor was it expecting future taxable income. There was, therefore, sufficient negative evidence that the Company’s U.S. net deferred tax assets would not be realized, and the Company had recorded a valuation allowance for its deferred tax assets. This analysis changed following the completion of the acquisition of the DSS Group in December 2014.

Confidential Treatment Requested by Cott Corporation

Subsequent to the acquisition of the DSS Group, the Company considered the following material positive and negative factors in arriving at its conclusion regarding the realizability of the related deferred tax assets:

Positive Factors

1.	As a result of the acquisition, the combined deferred tax liabilities exceeded the combined deferred tax assets (without considering the deferred tax liabilities related to indefinite lived intangibles). In addition, the schedule of the reversal of taxable temporary differences (i.e. deferred tax liabilities) demonstrated a utilization of deferred tax assets prior to the expiration of any deferred tax assets (i.e. net operating losses).

2.	The combined projections of the DSS Group and the Company’s legacy U.S. operations indicated an ability to utilize federal U.S. net operating losses over a five to six-year period.

Negative Factors

1.	As of January 3, 2015, both the U.S. subsidiaries and the DSS Group had a history of cumulative losses over three years.

2.	Limited history of generating U.S. taxable income prior to the acquisition of the DSS Group.

Based on the Company’s evaluation of all material available evidence, both positive and negative, we concluded the positive evidence outweighed the negative, placing the most weight on the first positive factor listed above, and accordingly we released $23.2 million, the full amount of the U.S. Federal valuation allowance as of January 3, 2015.

Form 10-Q for the Fiscal Quarter ended October 3, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Revenues, page 70

4.	We note you attribute the decline in revenues generated by your U.K. operations to “poor weather, a general market decline and the competitive environment.” Based on statements made by your CEO in your third quarter 2015 earnings call, we understand that you have identified multiple factors that have and are expected to have unfavorable impacts on your U.K. operations. To assist investors in better understanding these known material trends and uncertainties, please expand your disclosure in future filings to further describe the causative factors and trends in the current economic environment of your U.K. operations and the reasonably likely effects of these trends on your liquidity, capital resources and results of operations in future periods. Refer to Item 303(a) of Regulation S-K. Please also provide your proposed draft disclosure in your response.

The Staff’s comments are noted. The Company proposes including in future periodic reports an expanded discussion. For reference, the underlined text below is an example of an expanded discussion for the fiscal quarter ended October 3, 2015.

U.K. revenue decreased $32.1 million, or 18.7%, and $19.4 million, or 4.4%, in the third quarter and year to date from the comparable prior year periods due to poor weather, a general market decline and the competitive environment. The competitive environment in the United Kingdom, which we expect to impact U.K. revenues over the next several

Confidential Treatment Requested by Cott Corporation

years, is the result of several factors, including narrowed price gaps in the energy drink category, increased import activity into the United Kingdom from Continental Europe aided by the weakening of the Euro against the British pound sterling, and the ceding of market share by large format retailers to small format discount retailers, which is a customer segment in which the U.K. reporting segment has historically had relatively less penetration. At present, we do not expect this competitive environment to have a material impact on our overall liquidity or capital resources. Excluding the impact of foreign exchange, revenue decreased 12.1% in the third quarter and increased 4.2% year to date, respectively.

Form 8-K filed October 28, 2015

Reconciliation of Non-GAAP to GAAP Results

5.	We note that you present full GAAP to Non-GAAP Adjusted Statements of Earnings for the three and nine months ended October 3, 2015 and September 27, 2014. We believe that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information results in the creation of many additional non-GAAP measures (e.g. non-GAAP cost of goods sold, interest income and selling, general and administrative expense, etc.) and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation that is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm As an alternative, you may present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP.

The Staff’s comments are noted. In response to the Staff’s comment, the Company confirms that in future filings it will revise its presentation to provide relevant information to investors about non-GAAP financial measures without providing full non-GAAP income statements.

* * * *

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Confidential Treatment Requested by Cott Corporation

We appreciate the Staff’s comments and request that the Staff contact Marni Morgan Poe at 813-313-1895 with any questions or comments regarding this letter.

Respectfully submitted,

Cott Corporation

By:	/s/ Marni Morgan Poe
Name:	Marni Morgan Poe
Its:	Vice President, General Counsel and Secretary